EXHIBIT 12

                          ROHM AND HAAS COMPANY
                             AND SUBSIDIARIES

            COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                          (MILLIONS OF DOLLARS)


                       SIX MONTHS
                         ENDED               YEAR ENDED DECEMBER 31,
                        JUNE 30,  --------------------------------------------
                          1994     1993      1992     1991      1990     1989
                       ---------  ------    ------   ------    ------    -----
Earnings before
   income taxes          $ 251    $ 194     $ 261    $ 240     $ 313     $ 251
Fixed charges               39       79        83       79        77        70
Capitalized interest
   adjustment                1       (7)       (3)      (6)      (17)      (12)
Undistributed earnings
   adjustment               (1)       6         2       (2)       (5)        2
                       ---------  ------    ------   ------    ------    -----
      Earnings           $ 290    $ 272     $ 343    $ 311     $ 368     $ 311
                       ---------  ------    ------   ------    ------    -----

Ratio of earnings to
   fixed charges           7.4      3.4       4.1      3.9       4.8       4.4
                       ---------  ------    ------   ------    ------    -----

Note: Earnings consist of earnings before income taxes and fixed charges after eliminating undistributed earnings (losses) of affiliates and capitalized interest net of amortization of previously capitalized interest. Fixed charges consist of interest expense, including capitalized interest, and amortization of debt discount and expense on all indebtedness, plus one-third of rent expense deemed to represent an interest factor.